Mail Stop 3561

February 15, 2006

By Facsimile and U.S. Mail

Mr. Maynard L. Jenkins, Jr.
Chairman and Chief Executive Officer
CSK Auto Corporation
645 E. Missouri Ave.
Suite 400
Phoenix, AZ 85012

> **Re:** **CSK Auto Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2005**
> **Filed May 2, 2005**
> **File No. 1-13927**

Dear Mr. Jenkins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief